UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

TOYO Co., Ltd
(Name of Issuer)

Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G8976D 107
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8976D 107

(1)	Names of reporting persons
BestToYo Technology Company Limited

(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☐

(3)	SEC use only

(4)	Citizenship or place of organization
Cayman Islands

Number of shares beneficially owned by each reporting person with:

(5) Sole voting power
13,279,822(1)(2)

(6) Shared voting power
0

(7) Sole dispositive power
13,279,822 (1)(2)

(8) Shared dispositive power
0

(9)	Aggregate amount beneficially owned by each reporting person
13,279,822 (1)(2)

(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)

(10)	Percent of class represented by amount in Row (9)
28.5%

(12)	Type of reporting person (see instructions)
CO

(1)	Represents 13,279,822 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of TOYO Co., Ltd (the “Issuer”) directly held by BestToYo Technology Company Limited (“BestToYo”). Mr. Junsei Ryu is the sole director of BestToYo and deemed to have voting, dispositive or investment powers over BestToYo.

(2)	Including 4,210,675 Ordinary Shares deposited with an escrow agent of the Company in a segregated escrow account subject to certain earnout vesting schedules (the “Earnout Schedules”) pursuant to that certain Agreement and Plan of Merger dated August 10, 2024 (as the same may be amended, restated or supplemented, the “Business Combination Agreement”) by and among the Issuer, BestToYo, Blue Word Acquisition Corporation (“BWAQ”) and other parties thereto in connection with the business combination between the Issuer and BWAQ consummated on July 1, 2024.

CUSIP No. G8976D 107

(1)	Names of reporting persons
WA Global Corporation

(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☐

(3)	SEC use only

(4)	Citizenship or place of organization
Cayman Islands

Number of shares beneficially owned by each reporting person with:

(5) Sole voting power
25,420,000(3)(4)

(6) Shared voting power
0

(7) Sole dispositive power
25,420,000(3)(4)

(8) Shared dispositive power
0

(9)	Aggregate amount beneficially owned by each reporting person
25,420,000 (3)(4)

(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)

(10)	Percent of class represented by amount in Row (9)
54.6%

(12)	Type of reporting person (see instructions)
CO

(3)	Represents 25,420,000 Ordinary Shares directly held by WA Global Corporation (“WAG”). Mr. Junsei Ryu is the sole director of WAG and deemed to have voting, dispositive or investment powers over WAG.

(4)	Including 8,060,000 Ordinary Shares subject to the Earnout Schedules.

CUSIP No. G8976D 107

(1)	Names of reporting persons

Junsei Ryu

(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☐

(3)	SEC use only

(4)	Citizenship or place of organization
Japanese

Number of shares beneficially owned by each reporting person with:

(5) Sole voting power
38,699,822 (5)

(6) Shared voting power
0

(7) Sole dispositive power
38,699,822 (5)

(8) Shared dispositive power
0

(9)	Aggregate amount beneficially owned by each reporting person
38,699,822 (5)

(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)

(10)	Percent of class represented by amount in Row (9)
83.1%

(12)	Type of reporting person (see instructions)
CO

(5)	Represents (i) 13,279,822 Ordinary Shares held by BestToYo, and (ii) 25,420,000 Ordinary Shares held by WAG. Mr. Ryu serves as the sole director of BestToYo and WAG, respectively.

ITEM 1(A) NAME OF ISSUER:

TOYO Co., Ltd

ITEM 1(B) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

Tennoz First Tower F5, 2-2-4, Higashi-shinagawa, Shinagawa-ku, Tokyo, Japan 140-0002

ITEM 2 (A) NAME OF PERSON FILING:

(1)	BestToYo Technology Company Limited

(2)	WA Global Corporation

(3)	Junsei Ryu

ITEM 2 (B) ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

(1)	BestToYo Technology Company Limited: c/o TOYO Co., Ltd, Tennoz First Tower F5, 2-2-4, Higashi-shinagawa, Shinagawa-ku, Tokyo, Japan 140-0002

(2)	WA Global Corporation: c/o TOYO Co., Ltd, Tennoz First Tower F5, 2-2-4, Higashi-shinagawa, Shinagawa-ku, Tokyo, Japan 140-0002

(3)	Junsei Ryu: c/o TOYO Co., Ltd, Tennoz First Tower F5, 2-2-4, Higashi-shinagawa, Shinagawa-ku, Tokyo, Japan 140-0002

ITEM 2 (C) CITIZENSHIP:

(1)	BestToYo Technology Company Limited: a Cayman Islands exempted company

(2)	WA Global Corporation: a Cayman Islands exempted company

(3)	Junsei Ryu: Japanese

ITEM 2 (D) TITLE OF CLASS OF SECURITIES:

Ordinary Shares, par value $0.0001 per share

ITEM 2 (E) CUSIP NO.:

G8976D 107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4. OWNERSHIP

(a) Amount beneficially owned:

(1)	BestToYo Technology Company Limited: 13,279,822

(2)	WA Global Corporation: 25,420,000

(3)	Junsei Ryu: 38,699,822, including (i) 13,279,822 Ordinary Shares held by BestToYo, and (ii) 25,420,000 Ordinary Shares held by WAG.

(b) Percent of class:

(1)	BestToYo Technology Company Limited: 28.5%

(2)	WA Global Corporation: 54.6%

(3)	Junsei Ryu: 83.1%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

(1)	BestToYo Technology Company Limited: 13,279,822

(2)	WA Global Corporation: 25,420,000

(3)	Junsei Ryu: 38,699,822

(ii) Shared power to vote or to direct the vote

(1)	BestToYo Technology Company Limited: 0

(2)	WA Global Corporation: 0

(3)	Junsei Ryu: 0

(iii) Sole power to dispose or to direct the disposition of

(1)	BestToYo Technology Company Limited: 13,279,822

(2)	WA Global Corporation: 25,420,000

(3)	Junsei Ryu: 38,699,822

(iv) Shared power to dispose or to direct the disposition of

(1)	BestToYo Technology Company Limited: 0

(2)	WA Global Corporation: 0

(3)	Junsei Ryu: 0

ITEM 5. OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

ITEM 6. OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BestToYo Technology Company Limited

Signature	/s/ Junsei Ryu
Name/Title	Junsei Ryu; Director
Date:	November 14, 2024

WA Global Corporation

Signature	/s/ Junsei Ryu
Name/Title	Junsei Ryu; Director
Date:	November 14, 2024

Signature	/s/ Junsei Ryu
Name/Title	Junsei Ryu
Date:	November 14, 2024

Exhibits

Exhibit No.	Title
1	Joint Filing Agreement, dated November 14, 2024